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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                        Fronteer Financial Holdings, Ltd.
                    ----------------------------------------
                                (Name of Issuer)

                          $0.01 Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   359031 10 1
                                ----------------
                                 (CUSIP Number)

                  Gary L. Cook, 1700 Lincoln Street, 32nd Floor,
                         Denver, CO 80203 (303) 860-1700
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 7, 1998
                 ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Holdings Company Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Hong Kong
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    30,797,756 shares - 72.5%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          30,797,756 shares - 72.5%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,797,756 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       72.5%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       HC
  -------------------------------------------------------------------------

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Fai H. Chan
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Canada
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    30,797,756 shares - 72.5%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          30,797,756 shares - 72.5%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,797,756 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       72.5%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
  -------------------------------------------------------------------------

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Capital [S] Private Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Singapore
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    30,797,756 shares - 72.5%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          30,797,756 shares - 72.5%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       30,797,756 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       72.5%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
  -------------------------------------------------------------------------

  CUSIP No. 359031 10 1
  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Heng Fung Finance Company Limited
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [X]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      N/A
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Hong Kong
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                   - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    26,104,615 shares - 61.4%
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                           - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          26,104,615 shares - 61.4%
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       26,104,615 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       61.4%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
  -------------------------------------------------------------------------

     ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 1 to Schedule 13D relates to the $0.01 par value common stock of Fronteer Financial Holdings, Ltd. ("Issuer"). The purpose of filing this Amendment is (i) to correct the Item 2 Identity and Background Information previously reported in the Schedule 13D to include all officers and directors of the Reporting Persons and (ii) to report the issuance on April 25, 1998 of additional shares of the $0.01 par value common stock of the Issuer to the Reporting Persons.

     ITEM 2. IDENTITY AND BACKGROUND.

     I-A. (a) Heng Fung Holdings Company Limited ("Heng Fung Holdings")

          (b) The principal office address of Heng Fung Holdings is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal business of Heng Fung Holdings is a holding company.

          (d) During the last five years, Heng Fung Holdings has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Holdings has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Heng Fung Holdings is a Hong Kong corporation.

     I-B. (a) Fai H. Chan, a director, Chairman, Managing Director and control person of Heng Fung Holdings

          (b) The business address of Fai H. Chan is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Fai H. Chan is Chairman and Managing Director of Heng Fung Holdings Company Limited and its subsidiaries.

          (d) During the last five years,  Fai H. Chan has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

          (e) During the last five years, Fai H. Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Fai H. Chan is a Canadian citizen.

     I-C. (a) Kwok Jen Fong, a director of Heng Fung Holdings

          (b) The business address of Kwok Jen Fong is 7 Temasek Boulevard, #43-03 Suntec Tower One, Singapore 038987.

          (c) The principal occupation of Kwok Jen Fong is advocate, solicitor and managing partner of Fong Jeya Partnership.

          (d) During the last five years,  Kwok Jen Fong has not been  convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Kwok Jen Fong has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Kwok Jen Fong is a Singaporean citizen.

     I-D. (a) Mabel Yoke Keow Chan, a director and an Executive Director of Heng Fung Holdings

          (b) The business address of Mabel Yoke Keow Chan is 10th Floor, Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Mabel Yoke Keow Chan is an Executive Director of Heng Fung Holdings.

          (d) During the last five years, Mabel Yoke Keow Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mabel Yoke Keow Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mabel Yoke Keow Chan is a Canadian citizen.

     I-E. (a) Mary-ann Sook Jin Chan, a director and an Executive Director of Heng Fung Holdings

          (b) The business address of Mary-ann Sook Jin Chan is 10th Floor, Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Mary-ann Sook Jin Chan is an Executive Director of Heng Fung Holdings.

          (d) During the last five years, Mary-ann Sook Jin Chan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mary-ann Sook Jin Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mary-ann Sook Jin Chan is a British citizen.

     I-F. (a) Suk King Chan, Secretary of Heng Fung Holdings

          (b) The business address of Suk King Chan is Hang Seng Building, Rooms 706-707, 77 Des Voeux Road Central, Hong Kong.

          (c) The principal occupation of Suk King Chan is Senior Manager, Corporate Services, and Consultant of Graham H.Y. Chan & Co., CPA.

          (d) During the last five years,  Suk King Chan has not been  convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Suk King Chan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Suk King Chan is a Chinese citizen.

     I-G. (a) Man Tak Lau, Financial Controller of Heng Fung Holdings

          (b) The business address of Man Tak Lau is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal occupation of Man Tak Lau is Financial Controller of Heng Fung Holdings.

          (d) During the last five years,  Man Tak Lau has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

          (e) During the last five years, Man Tak Lau has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Man Tak Lau is a British citizen.

     I-H. (a) Robert H. Trapp, a director of Heng Fung Holdings

          (b) The business address of Robert H. Trapp is 1700 Lincoln Street, 32nd Floor, Denver, Colorado 80203.

          (c) The principal  occupation of Robert H. Trapp is Managing  Director
     of  Fronteer   Financial  and  President  of  American  Fronteer  Financial
     Corporation.

          (d) During the last five years, Robert H. Trapp has not been convicted
     in  a  criminal   proceeding   (excluding  traffic  violations  or  similar
     misdemeanors).

          (e) During the last five years, Robert H. Trapp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Robert H. Trapp is a Canadian citizen.

     II.  (a) Fai H. Chan

          (b) through (f) - See Item I-B above.

     III-A.(a) Heng Fung Capital [S] Private Limited ("Heng Fung Private")

          (b) The principal office address of Heng Fung Private is 7 Temasek Boulevard, #43-03 Suntec Tower One, Singapore 038987.

          (c) The principal business of Heng Fung Private is an investment holding company.

          (d) During the last five years, Heng Fung Private has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Private has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Heng Fung Private is a Singaporean corporation.

     III-B.(a) Fai H. Chan, a director, Chairman and Managing Director of Heng Fung Private

          (b) through (f) - See Item I-B above.

     III-C.(a) Mabel Yoke Keow Chan, a director of Heng Fung Private

          (b) through (f) - See Item I-D above.

     III-D.(a) Kwok Jen Fong, a director of Heng Fung Private

          (b) through (f) - See Item I-C above.

     III-E.(a) Heng Fung Holdings, sole shareholder of Hung Fung Private

          (b) through (f) - See Item I-A above.

     IV-A (a) Heng Fung Finance Company Limited ("Heng Fung Finance")

          (b) The principal office address of Heng Fung Finance is 10th Floor Lippo Protective Tower, 231-235 Gloucester Road, Wan Chai, Hong Kong.

          (c) The principal business of Heng Fung Finance is finance.

          (d) During the last five years, Heng Fung Finance has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Heng Fung Finance has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Heng Fung Finance is a Hong Kong corporation.

     IV-B.(a) Fai H. Chan, a director, Chairman and Managing Director of Heng Fung Finance

          (b) through (f) - See Item I-B above.

     IV-C.(a) Mabel Yoke  Keow  Chan,  a director  and  Secretary  of Heng  Fung
     Finance

          (b) through (f) - See Item I-D above.

     IV-D.(a) Man Tak Lau, a director of Heng Fung Finance

          (b) through (f) - See Item I-G above.

     IV-E.(a) Heng Fung Private, sole shareholder of Hung Fung Finance

          (b) through (f) - See Item III-A above.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Amendment No. 1 to Schedule 13D, Heng Fung Holdings, through its subsidiaries, Heng Fung Private and Heng Fung Finance, beneficially owns 30,797,756 shares ("Shares") of the Common Stock of the Issuer which constitutes approximately 72.5% of the outstanding Common Stock of the Issuer. This amount includes 7,529,411 shares underlying a presently convertible $4,000,000 debenture owned by Heng Fung Finance, 2,459,016 shares underlying a presently convertible $1,500,000 debenture owned by Heng Fung Finance, and 15,573,770 shares underlying a $9,500,000 convertible debenture that Heng Fung Finance has the right to purchase and that will be convertible at any time after it is purchased. Fai H. Chan, an officer and director of the Issuer and an officer and director of Heng Fung Holdings, Heng Fung Private and Heng Fung Finance, owns approximately 11.8% of the outstanding stock of Heng Fung Holdings. Accordingly, Mr. Chan may be deemed to have shared voting and investment power over the Shares, and as a result, Mr. Chan is considered to be a beneficial owner of the Shares.

     (b) Heng Fung Holdings, through its subsidiaries, Heng Fung Private and Heng Fung Finance, has shared voting and dispositive power over the Shares. Fai
H. Chan has shared voting and dispositive power over the Shares. Heng Fung Private, by itself and through its subsidiary, Heng Fung Finance, has shared voting and dispositive power over the Shares. Heng Fung Finance has shared voting and dispositive power over 26,104,615 of the Shares.

     (c) On April 25, 1998, 192,418 shares of the Common Stock of the Issuer were issued to Heng Fung Finance in payment of $102,222 of interest due on March 31, 1998, on the $4,000,000 convertible debenture which was purchased by Heng Fung Finance in December 1997. On the same date, 350,000 shares of the Common Stock of the Issuer were issued to Heng Fung Finance as compensation for its time, efforts, capital costs and expenses in setting up and operating a New York City office which was transferred to the Issuer to be operated as an institutional sales location of a subsidiary of the Issuer upon final approval by the National Association of Securities Dealers, Inc. In addition, on May 18, 1998, Heng Fung Finance exercised its option and purchased $1,500,000 of the $11,000,000 convertible debenture. However, the exercise of the option to purchase the convertible debenture does not change the amount of shares beneficially owned by the Reporting Persons.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 30,797,756 shares.

     (e) Not applicable.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 - Agreement to File One Statement on Schedule 13D

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                HENG FUNG HOLDINGS COMPANY LIMITED
                                a Hong Kong corporation

Date: September 11, 1998
                                By: /s/ Fai H. Chan
                                    -------------------------------------------
                                    Fai H. Chan, Chairman and Managing Director


                                /s/ Fai H. Chan
                                -----------------------------------------------
                                Fai H. Chan, individually


                                HENG FUNG CAPITAL [S] PRIVATE LIMITED
                                a Singaporean corporation


                                By: /s/ Fai H. Chan
                                    -------------------------------------------
                                    Fai H. Chan, Chairman and Managing Director


                                HENG FUNG FINANCE COMPANY LIMITED
                                a Hong Kong corporation


                                By:  /s/ Fai H. Chan
                                    -------------------------------------------
                                    Fai H. Chan, Chairman and Managing Director